24-10118



05060345

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FoxC Inc.
(Exact name of issuer as specified in its charter)

Louisiana
(State or other jurisdiction of incorporation or organization)

1711 West Hall Ave, Slidell, La. 70460-2536 / 985-707-4218
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Bruce D. Connelly Sr. 1711 West Hall Ave, Slidell, La. 70460-2536 / 985-649-7751
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____
(Primary standard Industrial Classification Code Number)

Tax I D # 72 142931
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:
N/A

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12-month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252.

Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 486 (12-01)

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;
Bruce D. Connelly Sr. & Florence F. Fox, 1711 West Hall Ave, Slidell, La. 70460

(b) the issuer's officers;
Bruce D. Connelly Sr. & Florence F. Fox, 1711 West Hall Ave, Slidell, La. 70460

(c) the issuer's general partners;
Bruce D. Connelly Sr. & Florence F. Fox, 1711 West Hall Ave, Slidell, La. 70460

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
Bruce D. Connelly Sr. & Florence F. Fox, 1711 West Hall Ave, Slidell, La. 70460 50/50

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
None

(f) promoters of the issuer;
Bruce D. Connelly Sr. & Florence F. Fox, 1711 West Hall Ave, Slidell, La. 70460

(g) affiliates of the issuer;
None

(h) counsel to the issuer with respect to the proposed offering;
None

(i) each underwriter with respect to the proposed offering;
None

ITEM 2. Application of Rule 262
None

ITEM 3. Affiliate Sales
None

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
None, SEC Only.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
None

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.
The Company proposes offering up to 5,000,000 Shares of Preferred Stock under a regulation D offering. Each purchaser must execute a Subscription Agreement making certain representations and warranties to the Company, including such purchaser's qualifications as an Accredited Investor as defined by the Securities and Exchange Commission in Rule 501(a) of Regulation D promulgated, or one of 35 Non-Accredited Investors that may be allowed to purchase. Please note that unlike shares under the regulation A offering, regulation D stocks have serious restrictions, and cannot be sold or traded in the market like shares from the regulation A shares can be.

ITEM 7. Marketing Arrangements
None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
None

ITEM 9. Use of a Solicitation of Interest Document
None

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* * * * * * * * * * * * * * * * * * *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

FoxC Inc.

(Exact name of Company as set forth in Charter)

Type of securities offered: **Preferred**
Maximum number of securities offered: **1,000,000 Shares**
Minimum number of securities offered: **10 Shares**
Price per security: **$5.00 (Five Dollars)**
Total proceeds: If maximum sold: **$5,000,000** If minimum sold: **$50.00**
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [] Yes [X] No

Is there an escrow of proceeds until minimum is obtained? [] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[] Is in the development stage.
[] Is currently conducting operations.
[] Has shown a profit in the last fiscal year.
[X] Other (Specify): **The Company has conducted no operations in this area or product field in which we propose to develope.**
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
____________	____________	____________
____________	____________	____________
____________	____________	____________

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 45 pages.

THE COMPANY

1. Exact corporate name: **FoxC Inc.**

   State and date of incorporation: **Louisiana – April 1989.**

   Street address of principal office: **1711 West Hall Ave, Slidell, La. 70460**

   Company Telephone Number: **(985)707-4218**

   Fiscal year: **January** (Month) **1st** (Day)

   Person(s) to contact at Company with respect to offering:
   Bruce D. Connelly Sr.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) **Management Inexperience In Utility Regulatory Industry**

(2) **Ability to raise capital in a timely fashion**

(3) **Absence of profitable operations during product design.**

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.
The company plans to build clean solar electric producing plants and to sell the electricity it produces at discount prices.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.
The company plans to produce electricity via it's new patent pending solar electric plant design. No present prototype exist. Development cost should be $3,000,000 and, although many suppliers of the necessary components exist, none have been contracted with at this time.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.
Electrical production industry in which demand has shown considerable ongoing increases. Company will compete in state, regional and national markets.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.
Company will take on competition based upon it's pricing and non polluting production characteristics. Company, because of low production costs, will offer pricing at approximately 25% below current industry pricing that ranges between .08 and .20 cents per k-watt hour depending upon regional and geographical location. Company expects competition from all in the electric producing industry. Most competitors are well established with a long history of profitable operations. Company will be able to compete with competition based upon discount pricing, low cost of operation, and extreme need for large non-polluting electrical production through our patent pending protection and innovations that our revolutionary design brings to the market consumer and nation.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.
Company, has no firm contracts, but will use all accepted SCE's means of advertising including partnering with existing utilities, current energy producers looking to go green and reduce costs, electronic and print media reporters and reporting, environmental organizations, and a whole lot of word of mouth.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.
None

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.
At the present the company has only it's two directors and one volunteer – no employees. The company anticipates adding two clerical, two operational and one administrative personal within the next 12 months. If offering is successful.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.
At present the company owns only it's office equipment, it's computers and it's lease on the necessary innovative patent owned by company president. Company is in the process of identifying a number of suitable locations with pricing and location available only after further investigation and capitalization.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and

what percentage of revenues research and development expenditures were for the last fiscal year.
Company President owns patents on Plant innovations and has leased said patents to Company. (Patents Paid for by President.)

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.
None, we are completely non-polluting and environmentally friendly.

(j) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or re-capitalization's. If the Company has recently undergone a stock split, stock dividend or re-capitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).
None

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	**Start Up Capital**	**Sale of Stock**	**6 months-December 31, 2005**
(2)	**Building Capital**	**Stock Sale or Major user/utility partnership**	**12 months-June 1, 2006**
(3)	**Construction/Op**	**Build**	**18 months-December 31, 2006**

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
A delay in any one phase would simply delay following phases to the same degree.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information, which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle, which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses show in parenthesis.)

Total $ **None** ($ ______ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or re-capitalization's, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = **None** (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ **1,000.00** ($ **0.001** per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
None

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
None

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **1** %
If the minimum is sold: **.000001** %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **$5,001,000.00** *
If the minimum is sold: **$50.00** *
$1,050.00

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______0________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $__0___.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	**$50.00**	**$ 5,000,000.00**
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	**0**	**$100,000.00**
Copying & Advertising	**0**	**$50,000.00**
Other (Specify):		
Consultants	**0**	**$100,000.00**
Engineering	**0**	**$3,000,000.00**
Net Proceeds from Offering	**$50.00**	**$1,630,000.00**

Use of Remaining Net Proceeds **As Stated and Company Development And working Capital**	**$50.00**	**$1,630,000.00**
Total Use of Net Proceeds	**$50.00** 100%	**$5,000,000.00** 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.
Same order as Milestones

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.
None

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.
None

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.
Use of patents owned by company director Bruce D. Connelly Sr., for a cost to the Company of $1.00 per year. Price set by patent holder.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:
None

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement

obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.
Company does not anticipate any cash flow problems, and has no judgments, loans, or liens what so ever.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.
Company may require second offering for building capital.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, re-capitalization's or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	As of: / / (Date)	Amount Minimum	Outstanding As Adjusted Maximum
Debt:			
Short-term debt (average interest rate ___%)	$ 06-05	$ 0	$ 0
Long-term debt (average interest rate ___%)	$ 06-05	$ 0	$ 0
Total debt	$ 06-05	$ 0	$ 0
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______	$ 06-05	$ 0.001	$ 0
Additional paid in capital	$ 06-05	$ 0	$ 0
Retained earnings (deficit)	$ 06-05	$ 0	$ 0
Total stockholders equity (deficit)	$ 06-05	$ 0	$ 0
Total Capitalization	$ 06-05	$ 0	$ 0
______	$ 06-05	$ 0	$ 0

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
1,000,000	0.001	$ 0.001

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[] Common Stock
[X] Preferred or Preference Stock
[] Notes or Debentures
[] Units of two or more types of securities composed of: ______________________
[] Other: ______________________

15. These securities have:

Yes	No	
[]	[]	Cumulative voting rights
[]	[]	Other special voting rights
[]	[]	Preemptive rights to purchase in new issues of shares
[X]	[]	Preference as to dividends or interest
[]	[]	Preference upon liquidation
[]	[]	Other special rights or preferences (specify): ______________________

Explain:

16. Are the securities convertible? [] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:
N/A

(5) Are the securities callable or subject to redemption? [] Yes [X] No
Describe, including redemption prices: ______________________

(6) Are the securities collateralized by real or personal property? [] Yes [X] No
Describe: ______________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
None

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? **None**

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges," means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.
None

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.
Company had no earnings during last 2 fiscal years and has no debt.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [X] Yes [] No
Are securities callable? [] Yes [X] No
Explain:
Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
None

20. Current amounts of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ **0**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:
None

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **None, the Company will act as its own transfer agent.**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
None

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: **Bruce D. Connelly Sr. CEO**
Address: **1711 West Hall Ave**
Slidell, La. 70460-2536
Telephone No.: **(985) 707-4218**

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:
None

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **President/CEO/CFO**

Name: **Bruce D. Connelly Sr.** Age: **56**

Office Street Address: **1711 West Hall Ave, Slidell, La. 70460-2536**

Telephone No.: **(985) 7074218**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. **FoxC Inc.**

Education (degrees, schools, and dates): **a 56-year-old retired Air Force veteran who attended University of New Orleans School of Business from 1975-1979. An accomplished Computer Technician and a Space Heating Management Specialist, he took over as President a little over two years ago. Since refocusing the company on the highly profitable electric production industry, he has taken us through research and development to the point where we have exactly the right design for exactly the right market at exactly the right time.**

Also a Director of the Company [X] Yes [] No

30. Chief Operating Officer: Title: **Vice-President/COO**

Name: **Florence F.** Fox Age: **52**

Office Street Address: **1711 West Hall Ave, Slidell, La. 70460-2536**

Telephone No.: **(985) 7074218**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. **FoxC Inc.**

Education (degrees, schools, and dates): **A 52-year-old domestic engineer and licensed nurse, (graduated and licensed 1972) she has become the quintessential "Girl Friday". Possessed of great organizational, management, and communication skills, she manages the company office competently and efficiently with a great eye for detail**

Also a Director of the Company [X] Yes [] No

31. Chief Financial Officer: Title: **President/CFO/CEO**

Name: **Bruce D. Connelly Sr.** Age: **56**

Office Street Address: **1711 West Hall Ave, Slidell, La. 70460-2536**

Telephone No.: **(985) 7074218**

Education (degrees, schools, and dates): **See # 29**

Also a Director of the Company [X] Yes [] No

32. Other Key Personnel:
 None at this time.

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: **2** If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):
 None

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[] Yes [X] No Explain:

This is the first time company or directors have ventured into this business.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

No.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Preferred	0.001	50 Million	50%	49.5 Million	49.5%

Name:
Bruce D. Connelly Sr.

Preferred	**0.001**	**50 Million**	**50%**	**49.5 Million**	**49.5%**

Name:
Florence F. Fox

Office Street Address:
1711 West Hall Ave
Slidell, La. 70460-2536

Telephone No. **(985) 707-4218**

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: **100 Million** shares (**100** % of total outstanding)
After offering:
(a) Assuming minimum securities sold: **99,999,950** shares (**99.99** % of total outstanding)
(b) Assuming maximum securities sold: **99,000,000** shares (**99** % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
The only two directors are husband and wife.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	**$ 0**	**$ 0**
Chief Operating Officer	**$ 0**	**$ 0**
Chief Accounting Officer	**$ 0**	**$ 0**
Total:	**$ 0**	**$ 0**
Directors as a group (number of persons 2)	**$ 0**	**$ 0**

(b) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
None

41. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon

any termination:
Key personnel are company directors and own the majority of stock.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

None at this time.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of

Form 1-A.

Company has done no business and had no earnings during the last 2 fiscal years thus has no financial statements for those periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.
    Company expects that the introduction into the industry of our ability to produce and deliver large quantities of clean electricity at a discount as opposed to a premium price will have a positive effect on relative markets and the nation as a whole knowing that the innovations we bring to market will help stabilize the uncertainty presently found in the energy market. We also fully expect a very positive effect upon business and residential consumers who realize our production of clean discounted electricity will make business more competitive, leave consumers with more disposable income, and cleaner air with less dependence upon fossil fuels and foreign suppliers. We expect all of these factors to have a heavy and positive impact.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.
    Company did not engage in business in the last 2 fiscal years and has no sales during that period.

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:
    N/A

<u>INDEX TO EXHIBITS</u>

Exhibit 1. In reference to Items 2, questions 2 and 3, charter and by law info and defining rights of security holders (authority of issue).

Exhibit 2. In reference to Item 2, question 4, subscription agreement.

Exhibit 3. In reference to Items2, questions 6-b and 7, material contracts and foreign patents.
See exhibit 1.

Exhibit 4. In reference to Item2, question 12, sales material.


UNITED STATES OF AMERICA
State of Louisiana
UNION JUSTICE AND CONFIDENCE

Fox McKeithen

SECRETARY OF STATE

As Secretary of State, of the State of Louisiana, I do hereby Certify that

the annexed and following is a True and Correct copy of the Articles of Incorporation and Initial Report as shown by comparison with documents filed and recorded in this Office on May 19, 1989.

In testimony whereof, I have hereunto set my hand and caused the Seal of my Office to be affixed at the City of Baton Rouge on,

September 29, 1999


STATE OF LOUISIANA
UNION JUSTICE
CONFIDENCE
SECRETARY OF STATE

[Signature: Fox McKeithen]

LCQ 34331685D

Secretary of State

CERTIFICATE SS 102 S (R-3/88)

ARTICLES OF INCORPORATION	*	UNITED STATES OF AMERICA
OF	*	STATE OF LOUISIANA
FoxC, INC.	*	PARISH OF JEFFERSON

* * * * * * * * * * * * * * * * *

BE IT KNOWN, that on this 17th day of May, 1989,

BEFORE ME, LEONARD M. BERINS, a Notary Public, duly commissioned and qualified in and for the Parish and State above written and in the presence of the witnesses hereinafter named and undersigned:

PERSONALLY CAME AND APPEARED:

FLORENCE F. FOX,

who, after being duly sworn, declared unto me, Notary,

That, availing herself of the benefits and provisions of the Constitution and the laws of the State of Louisiana, and particularly the provisions of the Louisiana Business Corporations Law (Title 12, Chapter 1 of the Revised Statutes of the State of Louisiana, as revised and codified by Act 105 of 1968, and as amended), by these presents forms and constitutes a corporation, to commence business on the 18th day of May, 1989, under and in accordance with the following articles and stipulations.

ARTICLE I

The name of the corporation shall be FoxC, INC., which, unless sooner dissolved in accordance with law, shall exist and continue, and shall have and enjoy corporate existence and succession in perpetuity or such maximum period as may be authorized by the laws of Louisiana, during which time it shall have and possess all of the powers, rights, privileges and immunities which corporations are and may hereafter be authorized to have and possess under the Constitution and the laws of the State of Louisiana.

ARTICLE II

The objects and purposes for which this corporation is established, and the nature of the business to be carried on by it,

MINUTES OF THE REGULAR MEETING OF DIRECTORS

of

FOXC INC.

The regular meeting of directors of the corporation was held at on June 1, 2002 at 5-P.M.

The following were present: Bruce Connelly and Florence Fox, both Directors being a quorum and all of the directors of the corporation.

Bruce Connelly was elected chairman of the meeting and Florence Fox was appointed secretary thereof.

The secretary then presented and read to the meeting A waiver of notice of meeting, subscribed by all the directors of the corporation,.

The minutes of the preceding meeting of the board of directors held on January1, 2002 was thereupon read and adopted.

Director Florence Fox offers job of President/Ceo/Cfo to Bruce Connelly, along with 50% ownership in FoxC Inc., and 50% of all company stock if he accepts. Mr. Connelly accepts. Director Connelly offers job of Coo to Florence Fox. Ms. Fox accepts.

The president then rendered a general report of the business of the corporation, the secretary presented her report and the treasurer rendered a report of the finances of the corporation. The officers' reports were received and ordered on file.

The following were duly nominated and a vote having Been taken were unanimously elected officers of the corporation to serve for life and/or until their successors are elected and shall qualify:

President – Bruce Connelly
Vice-President – Florence Fox
Secretary – Florence fox
Treasurer – Bruce Connelly

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned.

Dated: June 1, 2002

____
Secretary

____
Chairman

The following have been appended to these minutes:

Waiver of Notice

WAIVER OF NOTICE OF THE REGULAR MEETING OF DIRECTORS

Of

FoxC Inc. Board of Directors

We, the undersigned, being all the directors of the corporation hereby agree and consent that the regular meeting of directors of the corporation be held on the date and transacting any and all business that should properly come before the meeting and hereby waive all notice of the meeting and of any adjournment thereof.

Date of meeting – June 1, 2002.

Time of meeting – 5 PM

Place of meeting – Main Office

Dated: June 1, 2002.

____
director

____
director

MINUTES OF THE REGULAR MEETING OF DIRECTORS

of

FoxC Inc. Board of Directors

The regular meeting of directors of the corporation was held at on September 1, 2004, at 7-P.M.

The following were present:
Director Bruce Connelly and Director Florence Fox,
Being a quorum and all of the directors of the corporation.

Bruce Connelly was elected chairman of the meeting and Florence Fox was appointed secretary thereof.

The secretary then presented and read to the meeting a waiver of notice of meeting, subscribed by all the directors of the corporation, and it was ordered that it be appended to the minutes of the meeting.

The minutes of the preceding meeting of the board of directors held on June 1, 2004 was thereupon read and adopted.

The president then rendered a general report of the business of the corporation, the secretary presented his report and the treasurer rendered a report of the finances of the corporation. The officers' reports were received and ordered on file.

President Bruce Connelly Proposed authorizing a total of 100 million shares of Preferred Stock be issued representing 100% of total company net profit. Further that up to 20 million of those shares backed by 20% of net company profits, be authorized for sale in a number of offerings to raise capital for company development and for building his new solar energy producing plant upon design completion. President to pay for all design work until design is completed and Patent(s) are submitted. He will own patent(s) but does agree to exclusively lease said Patent(s) for One (1) dollar a year to FoxC inc. through out the life of the Patent(s) via this document. The only proviso is that the present Directors, or their beneficiaries must collectively own 51% of company stock to keep the exclusive lease. If not, lease must be renegotiated and benefits shared with all beneficiaries.
Director Florence Fox seconded the proposal and it was accepted.

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned.

Dated: September 1, 2004.

____

secretary

____

chairman

The following have been appended to these minutes:

Waiver of Notice

WAIVER OF NOTICE OF THE REGULAR MEETING OF DIRECTORS

Of

FoxC Inc. Board of Directors

We, the undersigned, being all the directors of the corporation hereby agree and consent that the regular meeting of directors of the corporation be held on the date and transacting any and all business that should properly come before the meeting and hereby waive all notice of the meeting and of any adjournment thereof.

Date of meeting September 1, 2004.

Time of meeting 7 PM

Place of meeting Main Office

Dated: September 1, 2004.

____

Director

____

Director

FoxC Reg A subscription form 07-13-05

FoxC Inc.
Subscription Agreement

A purchaser of Shares must complete, date, execute, submit online or deliver to the Company the following documents, as applicable :

1. An original signed copy or online submission of this Subscription Agreement; and

2. A check, Credit Card, or wire transfer payable to "FoxC Inc." in the amount of $5.00 per Share for each Share purchased as called for in the Subscription Agreement (minimum purchase 10 Shares or $50).

FoxC Inc.
Subscription Agreement

FoxC Inc.
1711 West Hall Ave.
Slidell, La., 70460
985-707-4218
Fax-985-643-0132

To whom it may Concern:

You have informed the undersigned (the "Purchaser") that FoxC Inc., a Louisiana corporation, (the "Company") wishes to raise Five Million Dollars ($5,000,000) from various persons by selling up to 1,000,000 shares of the Company's Preferred Stock, at a price of five Dollars ($5.00) per Share.

I have had the opportunity to read or download the Offering Circular and that a copy will be included with my stock purchase . I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement. I understand that you will rely on the following information to confirm that I desire to be an Investor, as defined in Regulation "A" promulgated under the Securities Act of 1933, as amended (the"Securities Act"), and subject to Company approval.

This Subscription Agreement is one of a number of such subscriptions for Shares. By signing this Subscription Agreement, I offer to purchase and subscribe from the Company the number of Shares set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of Shares allotted. If this offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Offering all funds received by the Company in full payment of subscriptions for Shares will be deposited in the FoxC Corporate account. all proceeds from the sale of Shares will be delivered directly to the Company and be available for its use.

2. Representations and Warranties. I represent and warrant to the Company that:

(a) I (i) have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Shares, the purchase of Shares is consistent, in both nature and amount, with my overall investment program and financial condition.

The address set forth below is my true and correct residence, and I have no intention at this time of becoming a resident of any other state or jurisdiction.

____
Purchaser's Initials

(a) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its immediate success. If only a fraction of the maximum amount of the Offering is raised, the Company may have to expand more slowly than anticipated, and proceeds from this one Offering may not be sufficient for the Company's total long term needs.

(b) Other than as set forth in this subscription form and the offering circular, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this Offering, and I am purchasing the Shares based solely upon my own investigation and evaluation.

(c) The Shares for which I subscribe are being acquired solely for my own account, business, etc. as an investment. In order to induce the Company to sell Shares to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but me.

(d) I am aware of the following:

(i)The Shares are a speculative investment which involves at least the same degree of risk facing any start up company; and

(ii) The financial statements of the Company have merely been compiled, and have not been reviewed or audited.

(e) No federal or state agency has made any finding or determination as to the fairness of the Shares for public investment nor any recommendation or endorsement of the Shares;

(f) Except as set forth in the subscription, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

(i) The appropriate or exact length of time that I will be required to hold the Shares;

(ii) except for the percentage of profit and/or amount or type of consideration, profit,to be realized, if any, as a result of an investment in the Shares; or

(g) I hereby agree to indemnify and hold harmless the Company, its officers, directors, and representatives from and against any and all liability, damage, cost or expense, including reasonable attorneys fees, incurred on account of or arising out of:

(i) Any inaccuracy in the declarations, representations, and warranties set forth above;

(ii) The disposition of any of the Shares by me which is contrary to the foregoing declarations, representations, and warranties; and

(iii) Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the Shares.

(h) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefor. Company will decide the appropriate action to take after responding, including a full refund of stock purchased.

____

Purchaser's Initials

3. Transferability. I understand that I may sell or otherwise transfer my Shares under the Regulation "A" provisions of Securities Act.

4. Indemnification. I understand the meaning and legal consequences of the representations and warranties contained hereof, and I will indemnify and hold harmless the Company, its officers, directors, and representatives involved in the offer or sale of the Shares to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

(a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the State of Louisiana and the Regulation "A" provisions of Security and Exchange Act.

(b) This Subscription Agreement and Offering Circular constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

8. Ownership Information. Please print here the total number of Shares to be purchased, and the exact name(s) in which the Shares will be registered.

Total Shares:_________________

Name(s):____

_____ Single Person

_____ Husband and Wife, as community property

_____ Joint Tenants (with right of survivorship)
_____ Tenants in Preferred
_____ A Married Person as separate property
_____ Corporation or other organization
_____ A Partnership
_____ Trust
_____ IRA

____
Purchaser's Initials

_____ Tax-Qualified Retirement Plan
(i) Trustee(s)/ Custodian______________________________
(ii) Trust Date______________________________
(iii) Name of Trust______________________________
(iv) For the Benefit of______________________________

_____ Other:______________________________
(please explain)

Social Security or Tax I.D.#:______________________________

Residence Address:

____
Street Address

____
City State
Zip

Mailing Address: (Complete only if different from residence)

____
Street Address (If P.O.Box, include address for surface delivery if different than residence)

____
City State
Zip

Phone Numbers

Home: (______)__________________

Business: (______)__________________

Facsimile: (______)__________________

9. Date and Signatures. Dated ________________________, 2005.

Purchaser's Signatures
Purchaser Name (Print)

____________________________ ____________________________

____________________________ ____________________________

____________________________ ____________________________

date Date

(Each co-owner or joint owner must sign - Names must be signed exactly as listed under "Purchaser Name")

ACCEPTED:

FoxC Inc.

By:____________________________ Dated:______________________, 2005

Bruce Connelly
President

DENISON & ASSOCS, PC.

FEDERAL LITIGATION, PATENTS, TRADEMARKS AND COPYRIGHTS

212 W. WASHINGTON BLVD., STE. 1608
CHICAGO, IL 60606
FEDERAL PATENTS, TRADEMARKS AND COPYRIGHTS
JOANNE DENISON*
JOANNE@DENISONLAW.COM

PHONE 312-553-1300
FAX 312-553-1307
CELL PHONE 773-255-7608
ZAREEFA BURKI FLENER, OF COUNSEL
ZAREEFA@DENISONLAW.COM

ADMITTED ILLINOIS AND U.S. PATENT BARS

April 26, 2005

Bruce and Flo Connelly
1711 West Hall Ave.
Slidell, LA 70460

RE: U.S. Patent Application for:
Ser. No.: [redacted]
Filing Date: 04/07/05
Title: SOLAR ENERGY POWER PLANT AND METHOD OF PRODUCING ELECTRICITY
Assigned Serial Number

Dear Bruce:

We are pleased to inform you that the above U.S. Patent Application has received a filing date of April 7, 2005 and has been assigned Ser. No. [redacted].

We shall be in further contact with you as soon as we receive another communication from the Patent Office which we expect in approximately nine months from your filing date. At this time the Examiner should have had an opportunity to examine and search your patent. We have docketed this file for follow up at that time.

Very Truly Yours,

DENISON & ASSOCS., PC



JoAnne M. Denison

encls.
JMD/he
C:\Data\Cor05\Patent Clients 2005\Connelly\ASSIGNEDSerialNoandFilingDate.mg1

Energy Without End
Environmentally Safe Power Converters

Looking for the environmentally safe way to power towns or cities without burning fossil fuels or being near a running water source? Clean and Green Energy has the solution—the environmentally safe way to power cities and population centers with the energy they need. Our powerful new cost effective and profitable energy converter systems will power towns, cities and states in an environmentally safe way and make Us and some of You an incredible fortune doing it.

Clean and Green Energy will power our nation to energy independence. Clean and Green Energy (a division of FoxC Inc.) is a innovative company that has designed the next generation of Solar Electric Generators costing much less to build, operate, maintain and capable of producing much more and much cheaper power than any other Solar, Fossil Fuel or Nuclear System in the world. This power will be sold at a discount, not at a premium, earning us that incredible profit and leading us to energy independence, but you can read about that under OPTIONS. First let me bring you up to speed.

The 3 main ways of Solar Electric production are, (According to the Dept. of Energy) listed below. But, keep in mind, these are high priced, low electric producing relics, when compared to our next generation Energy Converters. It will take two or three decades for them to deploy and produce what we could produce now. All of todays available systems are very expensive, have short life spans, and thus must charge around $.15 cents per K/Watt hour. That's at the higher end of the national average of around $.08-.15 cents per K/Watt hour.

We, on the other hand, can produce the same electricity for much Less than the national average. That means a nice discount for using green energy, that great profit for us, and much less pollution in our air and water.Our plan and technology will be an irresistable force and will mark a turning point in ending the need for fossil fuel or Nuclear pollution in producing electrical energy. Check out the rest of the info and especially the Options and Dividend sections and see what you think.

Note: The Competition-

Those at least partially Green, and a little less Polluting.

(SEGS) Solar Electric Generating Stations – Expensive to Build and Maintain, Fairly low output approaching 80 M/wh, But are only partially green and must burn high priced polluting fossil fuel some days and all nights.

(Power Towers) – Expensive to build and Maintain, Partially Green, uses fossil pollutants some days and at night, generates 8 times less power than SEGS.

(Dish) – all green but generates hundreds of times less than even Power Towers and is not yet commercially available.

THE REAL POLLUTORS !!!
Of course the Coal, Gas, oil and Nuclear Electric producers. These systems are the reason our air and water is so polluted. Pricing for electricity from these systems will only continue to go up as pricing for all fossil fuels continue to rise. Our Pricing is Cheaper, stable and not subject to these kinds of fluxuations, another major longterm advantage We have.
Now comes the next generation !

Clean and Green Energy Converters – All Green, Continuous, better pricing because of No Fuel Costs and cheaper maintainence.
Generates much more power than SEGS, but costs much less to build and operate.
Fact !
At this time our nation imports over 50% of our energy needs, the result only serves to further Pollute our air and water, to transfer our nations wealth, and to further increase global warming. Our new advanced system will put us on the road to changing that before it's too late. This is our goal and you can help.
Please read on.

Our Energy Converters:

Will Supply Cities
Next Generation Technology
1-10 Gigawatt Systems
Very Efficient
Little maintainence, very Cost Effective, and Continuous.
Units use no Fossil fuel
All other forms of Fossil and Nuclear power generation will be obsolete .

OPTIONS – By selling stock we can build and deploy our Energy Converters while incurring no debt. Thus, These puppies are profitable from the first day the switch is turned on. Shares of Preferred stock will be offered here at $5 a share with a 10 share minimum with an additional offering at a minimum offering price of $10 per share, 5 shares minimum about 6-12 months later as a major IPO where the stock price can be bid up many times. This should increase the price value of the shares sold here quite nicely. The capital raised then will add and deploy additional units, pushing the dividends significantly higher.

(Please note: only 1,000,000 shares will be made available,this is in full accordance with Regulation "A" requirements under which this offering is being made.)

About the dividend -Total offerings amount to 10% of the premium stock, and that gets 10% of the profit, Guaranteeing a great dividend that increases with every unit we deploy. FoxC also guarantees a $.50 cent a share dividend if we have not produced a production dividend within 12 months. We expect a 40-80% minimum return on the first year's dividends, twice that return in the second years dividend but you can imagine what the return of the dividend is as units from the capital raised by the major IPO are deployed and added to that and all following dividends. It will just keep getting better EVERY YEAR. (This is where you may have to start weighing the money cause it just takes too long to count it.)

ONE PROJECTION

Note: Each modular plant (Up to 10 times Larger for major cities like Los Angeles, New York, Los Vegas or high use industries) with an output of one Giga/Watt sold at 30% below current market prices of 8-15 cents, as much as $.20 cents in the Northeast, (Our pricing in this projection is limited to the 8-15 cent average, thus at discounted price of about 5-10 cents per Kwatt hour) will produce over $430-860 million per year in after discount pre-tax profits dividend between $4-8.00 per share 1st year, not counting other revenue streams. (Also note that this figure does not include the 1.8 cent per K/watt credit provided by the Federal Gov't for clean energy production. This credit will pay for all of our O&M costs, thus our discount pricing is All profit.) And yes I Do realize a $5 stock should not pay this dispurportionate dividend. So maybe I should raise the stock price ? It's Not necessary, I'm quite content owning the other 90% of the profit !!!

Here's the Deal – because our next generation Energy Converters produce power for so little cost, we can offer a different price structure. Instead of paying more for green energy you actually pay less and be able to lock in Our lower prices as we are not effected by high fluxuating fuel costs. This will provide a major revenue stream. But green energy production also produces a second commodity called "Attributes", R.E.C's (renewable energy certificates as they are called) which can be sold at a serious premium to businesses, manufacturers, and other utilities nationwide to satisfy Federal mandates and fines for not reducing pollution and mandates and fines for not producing a sufficient percentage of their power from green non polluting sources.

If you want to be part of a project that supplies our people with lower cost, 100% Green Energy, reduce our Nations dangerous dependency on foreign suppliers, dramatically reduce pollution and make some serious money, then we invite you to join with us and get a nice piece of the action for yourself. Wheather you are enviromentalist looking for a non polluting energy alternative, or an average citizen or business looking for a solution to reduce ever higher energy costs, or simply looking to get rich along with us. Become part of this wonderful, worthwhile, very profitable and necessary project. Let's make our Nation stronger, cleaner, and more competitive.

Please note that this is not legal stock advise because we do have an obvious vested interest here, but that does not stop it from being darn good stock info for the right people. You can provide your full confidential info to better position and lock in your position as those positions will be processed first. Processing will be in accordance with prevailing SEC provisions, earlier dated lockins take precedent in the likelyhood orders exceed number of offered shares. And these shares will go quickly, How many times does someone get to get in on the ground floor of a project and new technology breakthrough like this. Once in a lifetime...maybe.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

1. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing

for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.
None

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds there from have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.
None

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supple mentally a copy of any omitted schedule to the Commission upon request.
N/A

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.
None

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.
None

Consent and Certification by Underwriter
None

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.
No Opinion Sought

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.
As stated.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City of ____________________, State of ________________, on ________________, 20___.

(Issuer) ____

By (Signature and Title) ____

This offering statement has been signed by the following persons in the capacities and on the Dates indicated.

(Signature) Bruce Connelly Sr. / Florena F. Fox

(Title) President/CEO/CFO / COO

(Selling security holder) same TOP Inc.

(Date) July 14, 2005

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.